(Check One): ☐ Form 10-K ☐ Form 20-F ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-32327
CUSIP NUMBER 61945A 10 7

For Period Ended: November 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

The Mosaic Company

Full Name of Registrant

N/A

Former Name if Applicable:

3033 Campus Drive, Suite E-490

Address of Principal Executive Office (Street and Number):

Plymouth, Minnesota 55441

City, State and Zip Code:

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Mosaic Company (the “Company”) was not able to file its quarterly report on Form 10-Q for the fiscal quarter ended November 30, 2006 (the “10-Q Report”) on a timely basis without unreasonable effort and expense because of the implementation of its new enterprise resource planning system in October 2006, which has necessitated additional time to accurately complete its quarterly financial consolidation process and to prepare the related information required to be included in the 10-Q Report. The Company is working to complete the 10-Q Report as expeditiously as possible, and anticipates that it will be filed by the end of January 2007.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Lawrence W. Stranghoener (Name)	(763) (Area Code)	577-2863 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Based on the information currently available to the Company, the Company believes that its net sales for the fiscal quarter ended November 30, 2006 will be slightly higher than the net sales reported by the Company for the same quarter a year ago, and the Company further anticipates that its net earnings for the fiscal quarter ended November 30, 2006 will be approximately equivalent to net earnings reported for the same quarter a year ago. The Company reported net sales and net earnings of $1,497.5 million and $55.0 million, respectively, for the fiscal quarter ended November 30, 2005.

The Company anticipates that certain components of its interim consolidated statement of operations will be materially different than those reported for the same quarter in the prior fiscal year. Based on information currently available, the Company believes that operating earnings for its Phosphates and Potash segments will be materially lower than the operating earnings reported for such segments for the same period a year ago, which were $42.1 million and $111.4 million, respectively. The Company anticipates that it will report operating earnings in its Offshore segment during the fiscal quarter ended November 30, 2006, compared to an operating loss of $5.7 million in the same period a year ago.

Given the above, the Company expects that its consolidated operating earnings for the fiscal quarter ended November 30, 2006 will be materially lower than operating earnings reported by the Company for the same period a year ago.

Additionally, the Company anticipates that it will report a large foreign currency transaction gain during the second quarter due to the weakening of the Canadian dollar. This is compared to a reported $13.7 million foreign currency transaction loss for the same period in the prior fiscal year. The Company also anticipates that the tax rate for the fiscal quarter ended November 30, 2006 will be materially lower than the effective tax rate reported by the Company in the same fiscal quarter last year due, in part, to a reduction in Canadian tax rates and the overall business mix of the Company.

Additional information concerning the Company’s consolidated statement of operations, including segment detail, is not currently available because the first financial consolidation using its newly implemented enterprise resource planning system is not completed.

The Mosaic Company

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 10, 2007	By:	/s/ Lawrence W. Stranghoener
	Name:	Lawrence W. Stranghoener
	Title:	Executive Vice President and Chief Financial Officer

Instruction: This form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

2